EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources reaffirms commitment to Hong Kong

Contracts renewed with AsiaWorld-Expo to continue hosting trade shows in Hong Kong through 2020

HONG KONG, Dec. 6, 2016 – Global Sources (NASDAQ: GSOL) announced today that the Company has renewed its contracts with AsiaWorld-Expo Management to host its trade shows at Hong Kong’s AsiaWorld-Expo (AWE) in 2019 and 2020 at a total contract value of approximately US$27.1 million.

Global Sources has been hosting trade shows at AWE since 2006 and has brought more than 2 million buyers and exhibitors to visit Hong Kong over the past decade. The Company’s fall series of shows held in October featured more than 8,500 booths and attracted more than 79,000 buyers from 153 countries and territories to attend. In 2016 alone, Global Sources exhibitions contributed approximately HK$2.75 billion to Hong Kong’s economy.

The company’s flagship show, Global Sources Electronics, is the world’s largest electronics sourcing event and the launch pad for some of the world’s most cutting-edge electronics products. It is also Asia’s premier and most anticipated sourcing event for global electronics buyers.

Craig Pepples, Global Sources’ Deputy CEO, said: “Global Sources is focused on connecting buyers worldwide with suppliers in mainland China and Asia through our integrated offering of online marketplaces and trade shows. The new contracts reaffirm our mission to facilitate profitable global trade as well as our continuing commitment to Hong Kong’s economy and strengthen the role of the city as Asia’s trade show capital.”

Global Sources hosts its trade shows twice a year – in April and October – at AWE, covering product categories that include electronics, gifts and premiums, home products and fashion items. The Global Sources Electronics show also features Startup Launchpad - a conference program and pavilion which is Asia’s largest consumer electronics hardware startup event.

For more information about Global Sources trade shows to be held in 2017, please visit http://www.globalsources.com/exhibitions.

More information about Global Sources is available on the company’s corporate site (http://www.corporate.globalsources.com), Facebook and Twitter (/globalsources).

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines, and apps.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.